Lead investor: (Zevae) Mohammed Zaheer

Founder of Deep – a venture platform. Previous: Senior Advisor to UAE Cabinet Office, Prime Minister's Office, Director of Innovation, Head of Market Intelligence

Investing $50K this round on the same terms and already invested $800K prior

"As a seasoned investor and startup advocate who has supported 100+ startup and creating over $100M in growth, I invested in Fanera because I believe that the management team possesses character, passion and the drive to make their app a success. I have been a mentor for the Fanera team for more than a year and I have seen their efforts and the fruits of the labor. I think that their pilot program with the Supreme Committee in Qatar was the proof of concept I needed to take a leap of faith because I think that Fanera has all the right tools to become the official app for the World Cup 2022. I also believe that their business model that targets B2B2C works in this case because it is a scalable solution that is very much needed and is on its way to be the next unicorn in the 3.5 billion-fan football industry."